Prospectus Supplement No. 9 (to prospectus dated March 22, 2022)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-261363

Up to 22,223,858 Shares of Common Stock

Up to 6,317,057 Shares of Common Stock Issuable Upon

Exercise of the Warrants

Up to 2,533,333 Private Warrants

This prospectus supplement no. 9 is being filed to update and supplement the prospectus dated March 22, 2022 (the “Prospectus”) related to (1) the issuance by us of up to 6,317,057 shares of our common stock, par value $0.0001 per share (“Common Stock”) that may be issued upon exercise of warrants to purchase Common Stock at an exercise price of $11.50 per share of Common Stock, including the public warrants and the Private Warrants (as defined in the Prospectus); and (2) the offer and sale, from time to time, by the Selling Securityholders (as defined in the Prospectus) identified in the Prospectus, or their permitted transferees, of (a) up to 22,223,858 shares of Common Stock and (b) up to 2,533,333 Private Warrants, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 15, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. Any document, exhibit or information contained in the Current Report that has been deemed furnished and not filed in accordance with Securities and Exchange Commission rules shall not be included in this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and any prior amendments or supplements thereto and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and our Public Warrants are listed on the Capital Market of the Nasdaq Stock Market LLC (“Nasdaq”), under the symbols “DCGO” and “DCGOW,” respectively. On August 15, 2022, the closing price of our Common Stock was $10.20 and the closing price for our Public Warrants was $2.25.

Investing in our securities involves a high degree of risks. See the section entitled “Risk Factors” beginning on page 17 of the Prospectus and any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 15, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 15, 2022

DOCGO INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39618	85-2515483
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

35 West 35th Street, Floor 6, New York, New York	10001
(Address of principal executive offices)	(Zip Code)

(844) 443-6246

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	DCGO	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of common stock at an exercise price of $11.50 per share	DCGOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

On August 15, 2022, DocGo Inc. (the “Company”) issued a press release announcing the redemption of all of its outstanding warrants to purchase shares of the Company’s common stock, $0.0001 par value per share, that were issued under the Warrant Agreement dated as of October 14, 2020, by and between the Company (formerly known as Motion Acquisition Corp.) and Continental Stock Transfer & Trust Company, as warrant agent. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Neither this Current Report on Form 8-K, the press release attached hereto as Exhibit 99.1, nor the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of the Company’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Press release of DocGo Inc. dated August 15, 2022
99.2	Notice of Redemption dated August 15, 2022
104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOCGO INC.

By:	/s/ Andre Oberholzer
	Name:	Andre Oberholzer
	Title:	Chief Financial Officer

Date: August 15, 2022

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Exhibit 99.1

FOR IMMEDIATE RELEASE

DocGo Announces Redemption of All Outstanding Warrants

NEW YORK – August 15, 2022 – DocGo Inc. , a leading provider of last-mile mobile health services and integrated ambulance medical transportation solutions (Nasdaq: DCGO), announced today that it will redeem all of its outstanding warrants (the “Public Warrants”) to purchase shares of DocGo’s common stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement, dated as of October 14, 2020 (the “Warrant Agreement”), by and between Motion Acquisition Corp. (“Motion”) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), as part of the units sold in Motion’s initial public offering (the “IPO”), and that remain outstanding at 5:00 p.m. New York City time on September 16, 2022 (the Redemption Date”) for a redemption price of $0.10 per Public Warrant. In addition, DocGo will redeem all of its outstanding warrants to purchase Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO (the “Private Warrants” and, together with the Public Warrants, the “Warrants”).

Under the terms of the Warrant Agreement, DocGo has the right to redeem all of the outstanding Warrants at a redemption price of $0.10 per Public Warrant if the last sales price of the Common Stock reported exceeds $10.00 per share on the trading day prior to the date on which a notice of redemption is given.  The last sales price of the Common Stock on August 12, 2022 (which is the trading day prior to the date of this redemption notice) was at least $10.00 per share. At the direction of DocGo, the Warrant Agent will deliver a notice of redemption (the “Redemption Notice”) to each of the registered holders of the outstanding Warrants.

The Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to acquire fully paid and non-assessable shares of Common Stock underlying such Warrants. Payment upon exercise of the Warrants may be made either (i) in cash, at an exercise price of $11.50 per share of Common Stock, or (ii) on a “cashless basis,” in which the exercising holder will receive a number of shares of Common Stock to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the average last reported sale price of the Common Stock for the ten (10) trading days ending on the third trading day prior to the of the date on which the Redemption Notice is sent to the registered holders of the outstanding Warrants (the “Redemption Fair Market Value”). Accordingly, the Redemption Fair Market Value is 0.2233 of a share of Common Stock for each Warrant surrendered for exercise on a “cashless basis”. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time on a cashless basis, be entitled to receive a fractional interest in a share of Common Stock, the number of shares the holder will be entitled to receive will be rounded up to the nearest whole number of shares.

Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the Redemption Price of $0.10 per Warrant.

None of DocGo, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.

The Company has filed a registration statement on Form S-1 (Registration No. 333-261363) (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) relating to the offer and sale of the shares of Common Stock underlying the Warrants under the Securities Act of 1933, as amended, which Registration Statement previously has been declared effective by the SEC.

The SEC maintains an Internet website, www.sec.gov, through which copies of filings that DocGo makes with the SEC, including the prospectus filed as part of the Registration Statement, are available.

Questions concerning redemption and exercise of the Warrants can be directed to the Warrant Agent, Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, NY 10004, attention: Reorganization Department, telephone: (212) 509-4000.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of DocGo’s securities nor shall there be any offer, solicitation or sale of any of DocGo’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

# # #

About DocGo

DocGo is a leading provider of last-mile mobile health services. DocGo is disrupting the traditional four-wall healthcare system by providing high quality, highly affordable care to patients where and when they need it. DocGo’s innovative technology and dedicated field staff of certified health professionals elevate the quality of patient care and drive business efficiencies for facilities, hospital networks, and health insurance providers. With Mobile Health, DocGo empowers the full promise and potential of telehealth by facilitating healthcare treatment, in tandem with a remote physician, in the comfort of a patient’s home or workplace. Together with DocGo’s integrated Ambulnz medical transport services, DocGo is bridging the gap between physical and virtual care. For more information, please visit www.docgo.com.

Forward-Looking Statements

This announcement contains forward-looking statements (including within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended) concerning DocGo. These statements include, but are not limited to, statements that address our expected future business and financial performance and statements about (i) our plans, objectives and intentions with respect to future operations, services and products, (ii) our competitive position and opportunities, and (iii) other statements identified by words such as “may”, “will”, “expect”, “intend”, “plan”, “potential”, “believe”, “seek”, “could”, “estimate”, “judgment”, “targeting”, “should”, “anticipate”, “predict” “project”, “aim”, “goal”, “outlook”, “guidance”, and similar words, phrases or expressions. These forward-looking statements are based on management’s current expectations and beliefs, as well as assumptions made by, and information currently available to, management, and current market trends and conditions. Forward-looking statements inherently involve risks and uncertainties, many of which are beyond our control, and which may cause actual results to differ materially from those contained in our forward-looking statements. Accordingly, you should not place undue reliance on such statements. Particular uncertainties that could materially affect current or future results include possible accounting adjustments made in the process of finalizing reported financial results; any risks associated with global economic conditions and concerns; the effects of global outbreaks of pandemics or contagious diseases or fear of such outbreaks, such as the COVID-19 coronavirus pandemic; competitive pressures; pricing declines; rates of growth in our target markets; our ability to improve gross margins; cost-containment measures; legislative and regulatory actions; the impact of legal proceedings and compliance risks; the impact on our business and reputation in the event of information technology system failures, network disruptions, cyber-attacks, or losses or unauthorized access to, or release of, confidential information; and the ability of the company to comply with laws and regulations regarding data privacy and protection. We undertake no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contact:

Janine Warner

Crowe PR

docgo@crowepr.com

(646) 916-5314

Investors:

Steve Halper
LifeSci Advisors
shalper@lifesciadvisors.com
ir@docgo.com
646-876-6455

Exhibit 99.2

August 15, 2022

NOTICE OF REDEMPTION OF ALL OUTSTANDING WARRANTS (CUSIP 256086117)

Dear Warrant Holder,

DocGo Inc. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on September 16, 2022 (the “Redemption Date”), all of the Company’s outstanding Warrants (as defined in the Warrant Agreement (defined below)) (the “Warrants”) to purchase shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), for a redemption price of $0.10 per Warrant (the “Redemption Price”), that were issued under the Warrant Agreement dated as of October 14, 2020 (the “Warrant Agreement”), by and between the Company’s predecessor company, Motion Acquisition Corp. (“Motion”), and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), as part of the units sold in Motion’s initial public offering (the “Public Warrants”) or in a private placement consummated simultaneously with the IPO (the “Private Warrants”). Each Warrant entitles the holder thereof to purchase one share of Common Stock for a purchase price of $11.50 per whole share, subject to adjustment. Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Warrants in “street name.”

The Public Warrants are listed on the Nasdaq Stock Market LLC (the “Nasdaq”) under the symbol “DCGOW” and the Common Stock is listed on the Nasdaq under the symbol “DCGO.” On August 12, 2022, the last reported sale price of the Public Warrants was $2.42 and the last reported sale price of the Common Stock was $10.18 per share. We expect that the Nasdaq will suspend trading in the Public Warrants prior to the opening of trading on the Redemption Date, and that the last day of trading will be the immediately preceding trading day, which is expected to be Thursday, September 15, 2022.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Warrant holders to exercise their Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, the Warrants will no longer be exercisable and the holders of unexercised Warrants will have no rights with respect to those Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Warrants. Note that the act of exercising is VOLUNTARY, meaning holders must instruct their broker to submit the Warrants for exercise.

The Company is exercising this right to redeem the Warrants pursuant to Section 6 of the Warrant Agreement. Pursuant to Section 6.1.2 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Warrants if the last sales price of the Common Stock reported exceeds $10.00 per share on the trading day prior to the date on which a notice of redemption is given. The last sales price of the Common Stock on August 12, 2022 (which is the trading day prior to the date of this redemption notice) was at least $10.00 per share.

EXERCISE PROCEDURE

Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Warrants to purchase shares of Common Stock. Warrants may be exercised for cash at a cash price of $11.50 per whole share (the “Cash Exercise Price”), or on a “cashless basis” as described below.

Cash Exercise: Subject to the terms below and prior to the delivery of this notice of redemption, a Warrant entitles the holder thereof to purchase one share of Common Stock at a cash price of $11.50 per Warrant (the “Cash Exercise Price”). Payment of the Cash Exercise Price may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.

Cashless Exercise: If exercising on a “cashless basis”, a holder exercising a Warrant will surrender Warrants for a certain number of shares of Common Stock as determined in the Warrant Agreement. Accordingly, by virtue of the cashless exercise of the Warrants, exercising warrant holders will receive 0.2233 of a share of Common Stock for each Warrant surrendered for exercise.

The number of shares that each exercising warrant holder will receive by virtue of the cashless exercise was calculated in accordance with the provisions of Section 6.1.2 of the Warrant Agreement as set forth in the Election to Purchase (a form which is attached hereto as Annex A hereto) (the “Election to Purchase”). If by reason of any exercise of Warrants on a cashless basis, any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Common Stock, the number of shares of Common Stock the holder will be entitled to receive will be rounded up to the nearest whole number of shares of Common Stock.

Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants since the process to exercise is VOLUNTARY.

Persons who are holders of record of their Warrants may exercise their Warrants by sending:

1.	The Warrant Certificate;

2.	A fully and properly completed Election to Purchase, duly executed and indicating, among of things, the number of Warrants being exercised; and

3.	If exercising the applicable Warrants for cash, the Cash Exercise Price via wire transfer,

to:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attention: Compliance Department
Telephone: (212) 509-4000

The method of delivery of the Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The Warrant Certificate, the fully and properly completed Election to Purchase and, if the applicable Warrants are exercised for cash, payment in full of the Cash Exercise Price must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver a fully and properly completed Election to Purchase together with the related Warrant Certificate and, if applicable, the Cash Exercise Price, before such time will result in such holder’s Warrants being redeemed at the Redemption Price of $0.10 per Warrant and not exercised.

For holders of Warrants who hold their Warrants in “street name,” provided that a Notice of Guaranteed Delivery is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date, broker-dealers shall have two business days from the Redemption Date, or 5:00 p.m. New York City time on September 20, 2022, to deliver the Warrants to the Warrant Agent. Any such Warrant received without an Election to Purchase and a Notice of Guaranteed Delivery having been duly executed and fully and properly completed will be deemed to have been delivered for redemption at the Redemption Price of $0.10 per Warrant, and not for exercise.

PROSPECTUS

A prospectus (and the supplements thereto) covering the shares of Common Stock issuable upon the exercise of the Warrants (and the supplements thereto) is included in a registration statement filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-261363) (the “SEC”). The SEC also maintains an Internet website that contains a copy of this prospectus. The address of this site is www.sec.gov. Alternatively, to obtain a copy of the prospectus (and the supplements thereto), please visit our investor relations website (ir.docgo.com).

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Warrants.

*********************************

Any questions you may have about redemption and exercising your Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,
DOCGO INC.

/s/ Stan Vashovsky
Name: Stan Vashovsky
Title: Chief Executive Officer

ANNEX A

DOCGO INC.

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The Warrants to purchase shares of Common Stock were called for redemption by the Company in the Notice of Redemption dated August 15, 2022 (the “Redemption Notice”) pursuant to Section 6.1.2 of the Warrant Agreement. Pursuant to the terms of the Warrant Agreement, each whole Warrant is exercisable for one fully paid and non-assessable share of Common Stock. Any Warrants that remain unexercised at 5:00 p.m. New York City time on the redemption date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Redemption Notice.

The undersigned is the holder of Warrants of the Company and hereby irrevocably elects to exercise the right to receive the number of shares of Common Stock as set forth below and herewith tenders payment for such shares of Common Stock, to the order of the Company, in accordance with the terms of the Warrant Agreement, pursuant to (choose one of the following):

CHECK ONE BOX BELOW AND COMPLETE THE CORRESPONDING PARAGRAPH:

Cash Exercise

□ Section 3.3.1(a): in lawful money of the United States, by good certified check or good bank draft payable to the order of the Warrant Agent in the amount calculated as follows:

(a)	____________ is the number of shares of Common Stock underlying the Warrants the undersigned is exercising pursuant to Section 3.3.1(a).

(b)	$___________ is the aggregate Cash Exercise Price representing the product of the number of shares underlying the Warrants being exercised pursuant to Section 3.3.1(a) as represented above in “(a)” multiplied by the $11.50 per Cash Exercise Price.

Cashless Exercise

□ Section 3.3.1(d) and Section 6.1.2 of the Warrant Agreement on a “cashless basis” calculated as follows:

(a)	____________ is the number of shares of Common Stock underlying the Warrants the undersigned is exercising pursuant to Section 3.3.1(d) and Section 6.1.2 of the Warrant Agreement.

(b)	50 is the number of months from the Redemption Date to the expiration of the Warrants.

(c)	$10.00 is the “Fair Market Value” as calculated pursuant to Sections 3.3.1 and 6.1.2 of the Warrant Agreement.

(d)	0.2233 is the ratio obtained using the values obtained in “(b)” and “(c)” by reference to the table set forth in Section 6.1.2 of the Warrant Agreement.

(e)	__________ is the number of shares of Common Stock issued on exercise of the Warrants pursuant to Sections 3.3.1 and 6.1.2 of the Warrant Agreement (i.e., “(a)” multiplied by “(d)”).

(Date)
(Signature)

(Address)
(Tax Identification Number)

Signature Guaranteed:

__________________________________________________

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17Ad-15 (OR ANY SUCCESSOR RULE)) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

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